Filed Pursuant to Rule 433
Dated November 10, 2011
Registration Statement No. 333-157794-01
Relating to
Preliminary Prospectus Supplement Dated November 10, 2011 and
Prospectus dated March 9, 2009

$700,000,000 4.125% NOTES DUE 2021

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Size:	$700,000,000
Maturity Date:	December 1, 2021
Coupon (Interest Rate):	4.125%
Interest Payment Dates:	June 1 and December 1, commencing June 1, 2012
Benchmark Treasury:	2.125% due August 15, 2021
Benchmark Treasury Price and Yield:	100-31+; 2.013%
Spread to Benchmark Treasury:	2.150% (215 basis points)
Yield to Maturity:	4.163%
Expected Rating (Moody’s/S&P):	A3 (stable)/A- (stable)
Day Count Convention:	30 / 360
Redemption Provision:	Make-whole call at any time based on U.S. Treasury + 0.350% (35 basis points) or at par on or after September 1, 2021
Initial Price to Public:	99.689% plus accrued interest from November 16, 2011 if settlement occurs after that date
Settlement Date:	T+3; November 16, 2011
Denominations:	$2,000 x $1,000
CUSIP; ISIN:	828807CG0; US828807CG09
Joint Book-Running Managers:	Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC
Co-Managers:	Mitsubishi UFJ Securities (USA), Inc., RBC Capital Markets, LLC, SMBC Nikko Capital Markets Limited, SunTrust Robinson Humphrey, Inc. and U.S. Bancorp Investments, Inc.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.